                                                            Exhibit 1
                                                   Ontario Corporation Number
                                                 Numero de la societe en Ontario
                                                             1539169

                               As filed with the Ontario Ministry of Consumer and Business Services on October 31, 2002

                                                             ARTICLES OF ARRANGEMENT
                                                              STATUTS D'ARRANGEMENT

                  1. The name of the corporation is:                     Denomination sociale de la societes
                  --- --- --- - --- --- --- --- --- --- --- - --- --- --- --- --- --- --- --- --- --- --- --- --- -  --- --- --- ---
                   A   D   B     S   Y   S   T   E   M   S     I   N   T   E   R   N   A   T   I   O   N   A   L      L   T   D   .
   Form 8
  Business
Corporations
     Act


  Formule 8
 Loi sur les      2. The new name of the corporation                     Nouvelle denominatio sociale de la societe si elle est
societes par         (if changed by the arrangement:)                    modifiee par suite de la l'arrangement:
   actions







                  3. Date of incorporation/amalgamation:                 Date de la constitution ou de la fusion:

                                                                    2002, 08, 20
                  -----------------------------------------------------------------------------------------------------------------
                                                                 (Year, Month, Day)
                                                                (annee, mois, jour)

                  4. The arrangement has been approved by the            Les actionnaires de la societe ont approuve l'arrangement
                     shareholders of the corporation in accordance       conformement a l'article 182 de la Los sur les societes
                     with section 182 of the Business Corporation Act.   par actions.

                  5. A copy of the arrangement is attached to these      Une copie de l'arrangement constitue l'annexe "A".
                     articles as Exhibit "A"

                  6. The arrangement was approved by the court on        La cour a approuve l'arrangement le

                                                                    2002, 10, 24
                  -----------------------------------------------------------------------------------------------------------------
                                                                 (Year, Month, Day)
                                                                (annee, mois, jour)

                  and a certified copy of the Order of the court is      Une copie certifee conforme de l'ordonnance de la cour
                  attached to these articles as Exhibit "B".             constitue l'annexe "B".


                  7. The terms and conditions to which the scheme is     Les conditions que l'ordonnance impose au projet
                     made subject by the Order have been complied        d'arrangement ont ete respectees.
                     with.

                  These articles are signed in duplicate.                Les presents status sont signes en double exemplaire.



                                                                ADB Systems International Ltd.
                  -----------------------------------------------------------------------------------------------------------------
                                                                    (Name of Corporation)
                                                            (Denomination sociale de la societe)


                        By/Par:              /s/ John Mackie                                    Secretary
                                 --------------------------------------------------------------------------------------------------
                                               (Signature)                               (Description of Office)
                                               (Signature)                                      (Fonction)
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

                                   EXHIBIT "A"

            TO THE ARRANGEMENT AGREEMENT DATED AS OF THE 23RD DAY OF
                                  AUGUST, 2002

            BETWEEN ADB SYSTEMS INTERNATIONAL INC. and ADB NEWCO INC.

                  PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE
                       BUSINESS CORPORATIONS ACT (Ontario)

                                    ARTICLE 1

                         DEFINITIONS AND INTERPRETATION

Section1.1   Definitions:  In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

     (a) "ADB Convertible Debt" means certain secured convertible debt of ADB having an aggregate principal amount of $1,000,000 and evidenced by promissory notes issued in series, namely Series A, Series B, Series C and Series D:

     (b) "ADB Options" means options in favour of directors, officers, employees and other service providers to purchase ADB Shares as more particularly described in the Information Circular and issued pursuant and subject to the ADB Stock Option Plan;

     (c) "ADB Shares" means the issued and outstanding common shares of ADB, and common shares of ADB that are allotted pursuant to the Subordinate
          Notes as the same are constituted on the date hereof;

     (d) "ADB Stock Option Plan" means the incentive stock option plan adopted by ADB, as amended form time to time, and approved by its shareholders which is in effect at the date hereof and more particularly described in the Information Circular;

     (e) "ADB Warrants" means warrants to purchase up to 2,170,100 ADB Shares which are issued and outstanding on the date hereof and are more particularly described in the Information Circular;

     (f) "Agreement" means this arrangement agreement including the exhibits hereto as the same may be supplemented or amended from time to time;

     (g) "Arrangement" means the arrangement proposed to be effected under the provisions of Section 182 of the OBCA on the terms set out in the Plan of Arrangement;

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     (h)  "Business Day" means a day which is not a Saturday, Sunday or statutory holiday;

     (i) "Charter Documents" of any corporation means the articles and by-laws of such corporation;

     (j)  "Corporation" means ADB and New ADB;

     (k)  "Court" means the Ontario Superior Court of Justice;

     (l) "Effective Date" means the effective date of the Arrangement pursuant to the certificate of arrangement issued by the Director under the OBCA giving effect to the Arrangement;

     (m) "Final Order" means the final order of the Court approving the Arrangement;

     (n) "Information Circular" means the management information circular of ADB to be sent to the shareholders of the ADB in connection with the Meeting;

     (o)  "Interlocutory Order" means the interim order of the Court;

     (p) "Meeting" means the special meeting of the shareholders of the ADB to be held to consider and, if deemed advisable, to approve the Arrangement;

     (q) "New ADB Convertible Debt" means convertible secured debt of New ADB to be exchanged for and having the same denomination, terms and conditions as the ADB Convertible Debt;

     (r) "New ADB Options" means options to purchase new New ADB Shares to be exchanged for and having the same terms and conditions as the ADB
          Options. New ADB Options will be issued pursuant and subject to the ADB New Stock Option Plan;

     (s) "New ADB Shares" means the common shares which New ADB is authorized to issue, as the same are constituted on the date hereof

     (t) "New ADB Stock Option Plan" means the incentive stock option plan to be adopted by New ADB and having the same terms and conditions as the ADB Stock Option Plan;

     (u) "New ADB Warrants" means warrants to purchase new ADB newco Shares to be exchanged for and having the same terms and conditions as the old
          ADB Warrants;

     (v) "OBCA" means the Business Corporations Act, R.S.O. 1990, c. B.16, as amended;



     (w) "Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;

     (x) "Plan of Arrangement" means the plan of arrangement attached to this Agreement as Exhibit A, as it may be amended from time to time;

     (y) "Subordinate Notes" means (i) the convertible secured notes (including but not limited to Series A, Series B and Series C) issued to Stonestreet Limited Partnership by ADB pursuant to a subscription agreement dated as of August 30, 2002; (ii) the convertible secured notes (including but not limited to Series D) issued to Greenwich Growth Fund Ltd. by ADB pursuant to a subscription agreement dated as of August 30, 2002; and (iii) the convertible secured notes issued to subscribers other than Greenwich Growth Fund Ltd. by ADB for an amount not greater than $300,000.

     (z) "Subsidiary" means, with respect to a specified body corporate, a body corporate which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the directors thereof whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency, are at the time owned, directly or indirectly, by such specified body corporate, and includes a body corporate in like relation to a Subsidiary.

                                    ARTICLE 2

                                 THE ARRANGEMENT

Section2.1 Arrangement Agreement: This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

                                    ARTICLE 3

                                 THE ARRANGEMENT

Section3.1 Arrangement and Related Transactions: The Corporations agree that commencing at 12:01 am on the Effective Date (the "Effective Time") the following will occur and shall be deemed to occur in the following order on the terms and subject to the conditions contained in this Agreement:

     (a) Each ADB Common Share (other than such shares held by dissenting shareholders) shall be and be deemed to be exchanged with New ADB for the sole consideration of one New ADB Common Share;

     (b)  New ADB shall have adopted the New ADB Stock Option Plan;

     (c) each ADB Option, whether vested or not vested, outstanding on the Effective Date shall be exchanged at the Effective Time for a New ADB Option having the same terms and conditions and subject to the New ADB Stock Option Plan. The obligations of ADB under the ADB Stock Option Plan shall thereafter terminate;

     (d) each ADB Warrant, whether vested or not vested, outstanding immediately prior to the Effective Date shall be exchanged for an New ADB Warrant having the same terms and conditions following which the ADB Warrants shall be null and void;

     (e) the ADB Convertible Debt outstanding immediately prior to the Effective Time shall be exchanged for New ADB Convertible Debt having the same terms and conditions following which the SDB Convertible Debt shall be null and void; and

     and immediately following the time that is immediately following completion of he above-noted steps

     (f) pursuant to a general assignment and assumption agreement, ADB will transfer all of the ADB Assets (as defined in such agreement) to New ADB in part as a return of capital and in part as in consideration of the assumption of ADB Liabilities and New ADB will assume, fulfill and perform all of the ADB Liabilities (as defined in such agreement). The transaction will be approved by the court pursuant to the Bulk Sales Act. Upon such transfer:

          (i) New ADB shall be liable for the obligations of ADB (including any obligations that may arise under any permit or agreement) under the ADB Liabilities existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time;

          (ii) any existing cause of action, claim or liability to prosecution of or affecting ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be assumed by New ADB;

          (iii) New ADB shall be liable for the obligations of ADB to dissenting shareholders, if any;

          (iv) a civil, criminal or administrative action or proceeding pending by or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be continued to be prosecuted by or against New ADB;

          (v) a conviction against ADB immediately before the Effective Time may be enforced against New ADB or a ruling, order or judgment in favour of or against ADB existing immediately before the Effective Time or that arises after the Effective Time in respect of facts or circumstances in existence immediately prior to the Effective Time shall be enforced by or against New ADB;

     (g)  the registered office of New ADB shall be located in Mississauga,
          Ontario:

     (h) the articles of New ADB shall be substantively the same as the articles of ADB:

     (i) the number of directors of New ADB shall be a minimum of 3 and a maximum of 15, the actual number of directors within the minimum and maximum number to be determined from time to time by resolution of the directors of New ADB;

     (j) the initial directors of New ADB shall be nominees of ADB until their respective successors have been duly elected or appointed; and

     (k) the initial by-laws of New ADB shall be the by-laws of ADB in effect immediately before the Effective Time, to be supplemented, amended or repealed in accordance with the provisions of the Act relating to the making, amending and repealing of by-laws;

     (l)  the articles of amalgamation of ADB shall be amended as follows:

          (i) to change the name of ADB to Bid.Com International Ltd. or such other name as may be permitted under the OBCA;

          (ii) to delete the authorized Preference Shares (as defined in such articles), the terms and conditions attaching to such Preference Shares and the restrictions on transfer of such Preference Shares; and

         (iii) to add transfer restrictions and limits on the number of shareholders.

                                    ARTICLE 4

                               SHARE CERTIFICATES

Section4.1 Share Certificates: Following the Effective Date, certificates representing New ADB Shares to which each holder of ADB Shares is entitled will be forwarded to each holder of New ADB Shares as soon as practicable and will be registered in the same manner as such shareholder's ADB Shares are registered immediately prior to the Effective Date. Certificates representing ADB Shares held by each holder of ADB Shares issued and outstanding immediately prior to the Effective Date shall thereafter represent the New ADB Shares held by such holder immediately following the Effective Date.

                                    ARTICLE 5

                                RIGHTS OF DISSENT

Section5.1 Rights of Dissent: Holders of ADB Shares may exercise rights of dissent pursuant to and in the manner set forth in Section 185 of the OBCA and this section 5.1 in connection with the Arrangement and holders who duly exercise such right of dissent and who:

     (a) are ultimately entitled to be paid fair value for their ADB Shares, shall be deemed to have transferred their ADB Shares to ADB for cancellation at the Effective Date of the Arrangement; or

     (b) for any reason, are ultimately not entitled to be paid fair value for their ADB Shares, shall (unless clause 29(b) of section 185 of the OBC applies) be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of ADB Shares as at and from the Effective Date and shall receive New ADB Shares on the basis set forth in section 3.01(a) of this Plan of Arrangement, subject to Article Four hereof, but in no case shall ADB be required to recognize such persons as holding ADB Shares on and after the Effective Date.

                                    Exhibit B

                                                       Court File No. 02-CL-4667


                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                (COMMERCIAL LIST)

THE HONOURABLE                           )           THURSDAY, THIS 24th DAY OF
JUSTICE LANE                             )           OCTOBER, 2002


     IN THE MATTER OF ADB SYSTEMS INTERNATIONAL INC. AND ADB SYSTEMS INTERNATIONAL LTD.

     AND IN THE MATTER OF AN APPLICATION BY ADB SYSTEMS INTERNATIONAL INC. AND ADB SYSTEMS INTERNATIONAL LTD., pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16


                                      ORDER

     THIS APPLICATION, made by the Applicants, ADB Systems International Inc. ("ADB") and ADB Systems International Ltd. ("New ADB"), for an Order pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c.B.16, as amended (the "OBCA") approving a Plan of Arrangement (the "Arrangement') as proposed by the Applicants affecting the holders of the common shareholders of ADB (the "Shareholders") and the transactions related thereto and an order pursuant to the Bulk Sales Act, R.S.O. 1990, c.B.14 (the "Act") was heard this day at 393 University Avenue, Toronto, Ontario.

     ON READING the Notice of Application dated September 13, 2002, the Affidavit of John Mackie, sworn September 12, 2002 (the "First Mackie Affidavit") and the exhibits attached thereto, the Supplementary Affidavit of John Mackie sworn October 22, 2002 (the "Supplementary Mackie Affidavit") and the exhibits attached thereto and the Affidavit of Christopher Zarb and the exhibits attached thereto,

     AND ON HEARING the submissions of counsel for the Applicants, and no one else appearing although notice hereof having been given in accordance with the Order of the Honourable Justice Farley dated September 16, 2002 (the "Interim Order"),

     AND UPON being advised that, if required, this Order will constitute the basis for a claim to an exemption from the registration requirements of the Securities Act of 1933 of the United States of America, pursuant to section 3
(a) (10) thereof in respect of the exchange of securities of ADB for securities of New ADB to be issued pursuant to the Arrangement,

     AND UPON READING the Interim Order, and this Court being of the opinion that the terms and conditions of the Arrangement are fair and reasonable to the Shareholders and ought therefore be approved.

1. THIS COURT ORDERS that service of the Notice of Application and Application Record, herein be and the same is hereby validated and further service of the Notice of Application and Application Record upon any interested party other than the persons served is hereby dispensed with, and that the Application is properly returnable today.

2. THIS COURT ORDERS that the Arrangement attached as Exhibit "A" to the Supplementary Mackie Affidavit and as approved at the Special Meeting of Shareholders held on Tuesday, October 22, 2002 be and the same is hereby approved.

3. THIS COURT ORDERS that the Arrangement is hereby exempted from the application of the Act, save and except section 7 thereof


                                       /s/ [Signature illegible]
                                       -------------------------
                                       October 24, 2002